UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-35141

CUSIP Number: 759757 10 7

(Check one): [X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: December 31, 2015

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Rennova Health, Inc.

Full Name of Registrant

Former Name if Applicable

400 South Australian Avenue, Suite 800

Address of Principal Executive Office (Street and Number)

West Palm Beach, FL 33401

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in filings with the Securities and Exchange Commission (the “SEC”), on November 2, 2015. Rennova Health, Inc (“Rennova”) merged with Medytox Solutions, Inc.

We have experienced unforeseen delays in collecting, compiling and integrating into our financial statements certain financial and other related data related to the merger that will be included in our Annual Report on Form 10-K for the year ended December 31, 2015 (“2015 Form 10-K”). The complexity, timing and scope involved in integrating the financial statements, other related data and systems of accounting have required substantial time and attention from our management, our information technology, and our financial and accounting staff. These factors, in turn, caused a delay in our normal year-end financial statements closing process and our preparation of other documentation related to the 2015 Form 10-K.

Due to the foregoing reasons, we have not yet finalized our financial results for the year ended December 31, 2015. In addition, we are continuing to compile and review the non-financial information required to be presented in the 2015 Form 10-K.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Seamus Lagan	561	855-1626
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	[X] Yes [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, we are not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations from the year ended December 31, 2014 to the year ended December 31, 2015 that may be reflected in the financial statements to be included in the 2015 Form 10-K.

We, however, anticipate that total revenues and income from operations for the year ended December 31, 2015 will be significantly lower than total revenues and income from operations for the year ended December 31, 2014, while our net loss will be greater for the year ended December 31, 2015 than it was for the year ended December 31, 2014. We expect that our revenues will be negatively impacted by a decline in laboratory testing volumes and net recovery rates, consistent with trends disclosed in our prior filings with the SEC. We also expect our total costs and expenses will be higher for the year ended December 31, 2015 than for the year ended December 31, 2014, primarily due to the impairment of our goodwill and intangible assets during the year ended December 31, 2015 as a result of lower revenues, operating losses and a decline in our market capitalization.

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RENNOVA HEALTH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2016	By:	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer

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